SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

InFocus Corporation

(Name of Subject Company)

IC Acquisition Corp.

a wholly-owned subsidiary of

Image Holdings Corporation

a wholly-owned subsidiary of

Radisson Investment Limited

and

Lap Shun (John) Hui

(Name of Filing Persons, Offerors)

Common Shares, without par value

(Title of Class of Securities)

45665B106

(CUSIP Number of Class of Securities)

Lap Shun (John) Hui

President and Chief Executive Officer

14726 Ramona Avenue, Suite 201

Chino, California 91710

Telephone: (909) 597-1683

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul C. Lin, Esq.

Jones Day

555 South Flower Street, 50th Floor

Los Angeles, California 90071

Telephone: (213) 243-2899

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$42,306,450.70	$2,360.70

*	For purposes of calculating the filing fee only, the transaction value was calculated by multiplying $0.95, the per share tender offer price, by an aggregate of 44,533,106 shares of common stock of InFocus Corporation outstanding on a fully diluted basis, consisting of: (a) 40,669,516 common shares issued and outstanding and (b) 3,863,590 common shares subject to outstanding stock options.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, is calculated by multiplying the transaction value by 0.0000558.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. 45665B106

1	NAMES OF REPORTING PERSONS IC Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 6,212,639 shares (1)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 6,212,639 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,639 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO
(1)	Comprised of (i) 6,040,139 Shares (as defined below) of InFocus Corporation (“InFocus”) and (ii) 172,500 Shares that are subject to stock options, in each case owned by certain InFocus shareholders, which may be deemed to be beneficially owned by IC Acquisition Corp. pursuant to the Support Agreement described in the Section 11 of Offer to Purchase (as defined below).

(2)	The calculation of this percentage is based on 41,467,016 total Shares, which includes 40,669,516 Shares outstanding and 797,500 Shares subject to outstanding stock options which have an exercise price less than $0.95 and will become fully vested and exercisable prior to the expiration date of the Offer (as defined below).

CUSIP No. 45665B106

1	NAMES OF REPORTING PERSONS Image Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 6,212,639 shares (1)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 6,212,639 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,639 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO
(1)	Comprised of (i) 6,040,139 Shares of InFocus and (ii) 172,500 Shares that are subject to stock options, in each case owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Image Holdings Corporation pursuant to the Support Agreement described in the Section 11 of Offer to Purchase.

(2)	The calculation of this percentage is based on 41,467,016 total Shares, which includes 40,669,516 Shares outstanding and 797,500 Shares subject to outstanding stock options which have an exercise price less than $0.95 and will become fully vested and exercisable prior to the expiration date of the Offer.

CUSIP No. 45665B106

1	NAMES OF REPORTING PERSONS Radisson Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 6,212,639 shares (1)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 6,212,639 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,639 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15% (2)
14	TYPE OF REPORTING PERSON (see Instructions) CO
(1)	Comprised of (i) 6,040,139 Shares of InFocus and (ii) 172,500 Shares that are subject to stock options, in each case owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Radisson Investment Limited pursuant to the Support Agreement described in the Section 11 of Offer to Purchase.

(2)	The calculation of this percentage is based on 41,467,016 total Shares, which includes 40,669,516 Shares outstanding and 797,500 Shares subject to outstanding stock options which have an exercise price less than $0.95 and will become fully vested and exercisable prior to the expiration date of the Offer.

CUSIP No. 45665B106

1	NAMES OF REPORTING PERSONS Mr. Lap Shun (John) Hui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares
8 SHARED VOTING POWER 6,212,639 shares (1)
9 SOLE DISPOSITIVE POWER 0 shares
10 SHARED DISPOSITIVE POWER 6,212,639 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,212,639 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15% (2)
14	TYPE OF REPORTING PERSON (see Instructions) IN
(1)	Comprised of (i) 6,040,139 Shares of InFocus and (ii) 172,500 Shares that are subject to stock options, in each case owned by certain InFocus shareholders, which may be deemed to be beneficially owned by Mr. Hui pursuant to the Support Agreement described in the Section 11 of Offer to Purchase.

(2)	The calculation of this percentage is based on 41,467,016 total Shares, which includes 40,669,516 Shares outstanding and 797,500 Shares subject to outstanding stock options which have an exercise price less than $0.95 and will become fully vested and exercisable prior to the expiration date of the Offer.

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Radisson Investment Limited, a Hong Kong corporation (“Radisson”), Image Holdings Corporation, an Oregon corporation (“Image Holdings”) and a wholly-owned subsidiary of Radisson, and IC Acquisition Corp., an Oregon corporation (“Purchaser”) and a wholly-owned subsidiary of Image Holdings, and Lap Shun (John) Hui, the sole shareholder of Radisson. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, without par value (the “InFocus Common Stock”), and the associated common share purchase rights issued pursuant to the Rights Agreement, dated as of January 7, 2009, between InFocus Corporation, an Oregon corporation (“InFocus”), and Mellon Investor Services LLC, a New Jersey limited liability company (together with the InFocus Common Stock, the “Shares”), of InFocus, at a price per Share of $0.95 net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase or to the Letter of Transmittal, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

As permitted by General Instruction G to Schedule TO, this Schedule TO also amends the Schedule 13D filed by Purchaser, Image Holdings, Radisson and Mr. Hui on April 20, 2009, with respect to the Shares.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically set forth in this Schedule TO. The Agreement and Plan of Merger, dated as of April 10, 2009, among Image Holdings, Purchaser and InFocus, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, the Tender and Support Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, Nery Capital Partners, L.P., John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, and Joseph P. O’Sullivan, a copy of which is attached as Exhibit (d)(2) to this Schedule TO, and the Escrow Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, InFocus and Comerica Bank, a copy of which is attached as Exhibit (d)(3) to this Schedule TO, are incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1.	Summary of Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated in this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is InFocus Corporation, an Oregon corporation. Its principal executive office is located at 27500 SW Parkway Avenue, Wilsonville, Oregon 97070 and its telephone number is (503) 685-8888.

(b) This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Shares, at a price per Share of $0.95 net to the seller in cash, without interest and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the Introduction to the Offer to Purchase is incorporated in this Schedule TO by reference. According to InFocus, as of April 20, 2009, there were 40,669,516 Shares issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the Section 6 of the Offer to Purchase entitled “Price Range of the Shares; Dividends” and is incorporated in this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) The information set forth in Section 9 of the Offer to Purchase entitled “Information Concerning Purchaser, Image Holdings, Radisson and Mr. Hui” is incorporated in this Schedule TO by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (xii) The information set forth in the Introduction and in Sections 1, 2, 3, 4, 5, 7 and 14 of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Material U.S. Federal Income Tax Consequences,” “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” and “Conditions of the Offer” is incorporated in this Schedule TO by reference.

(a)(1)(ix)-(xi) Not applicable.

(a)(2)(i)-(iv) and (vii) The information set forth in Sections 5, 10 and 11 of the Offer to Purchase entitled “Material U.S. Federal Income Tax Consequences,” “Background of the Offer; Contacts with InFocus” and “Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters” is incorporated in this Schedule TO by reference.

(a)(2)(v)-(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in Sections 9, 10 and 11 of the Offer to Purchase entitled “Information Concerning Purchaser, Image Holdings, Radisson and Mr. Hui,” “Background of the Offer; Contacts with InFocus” and “Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters” is incorporated in this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(3)-(7) The information set forth in the Introduction and Sections 7, 11 and 13 of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” “Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters” and “Dividends and Distributions” is incorporated in this Schedule TO by reference.

(c)(2) None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in Section 12 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated in this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) The information set forth in the Introduction and in Sections 9, 10 and 11 of the Offer to Purchase entitled “Information Concerning Purchaser, Image Holdings, Radisson and Mr. Hui,” “Background of the Offer; Contacts with InFocus” and “Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters” is incorporated in this Schedule TO by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in the Introduction and in Section 16 of the Offer to Purchase entitled “Fees and Expenses” is incorporated in this Schedule TO by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Information Concerning Purchaser, Image Holdings and Radisson” and “Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters” is incorporated in this Schedule TO by reference.

(a)(2), (a)(3) The information set forth in Sections 11, 14 and 15 of the Offer to Purchase entitled “Purpose of the Offer and Plans for InFocus; the Merger Agreement and Related Transactions and Matters,” “Conditions of the Offer” and “Legal Matters; Required Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in Section 7 of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) None.

(b) None.

Item 12.	Exhibits.

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated April 27, 2009.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Text of Press Release issued by InFocus Corporation on April 13, 2009 (incorporated by reference to the pre-commencement Schedule TO-C filed by Radisson, Image Holdings and Purchaser on April 13, 2009).

(a)(8)	Form of Summary Advertisement published in the Wall Street Journal, dated April 27, 2009.

(b)(1)	Promissory Note, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

(b)(2)	Pledge Agreement, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

Exhibit No.	Document
(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2009, by and among Image Holdings, Purchaser and InFocus (incorporated by reference to Exhibit 2.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(2)	Tender and Support Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, Nery Capital Partners, L.P., John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, and Joseph P. O’Sullivan (incorporated by reference to Exhibit 10.2 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(3)	Escrow Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, InFocus and Comerica Bank (incorporated by reference to Exhibit 10.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(4)	Confidentiality Agreement, dated as October 28, 2008, between InFocus and Joui International, LLC.

(d)(5)	Confidentiality Agreement, dated as of January 5, 2009, between InFocus and Joui International, LLC.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated April 27, 2009

RADISSON INVESTMENT LIMITED

By:	/S/ LAP SHUN (JOHN) HUI
Name:	Lap Shun (John) Hui
Title:	President

IMAGE HOLDINGS CORPORATION

By:	/S/ LAP SHUN (JOHN) HUI
Name:	Lap Shun (John) Hui
Title:	President

IC ACQUISITION CORP.

By:	/S/ LAP SHUN (JOHN) HUI
Name:	Lap Shun (John) Hui
Title:	President

/S/ LAP SHUN (JOHN) HUI
Lap Shun (John) Hui

INDEX OF EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated April 27, 2009.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)	Text of Press Release issued by InFocus Corporation on April 13, 2009 (incorporated by reference to the pre-commencement Schedule TO-C filed by Radisson, Image Holdings and Purchaser on April 13, 2009)

(a)(8)	Form of Summary Advertisement published in the Wall Street Journal, dated April 27, 2009.

(b)(1)	Promissory Note, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

(b)(2)	Pledge Agreement, dated April 7, 2009, by and among Prisma Investment Co., Limited, Radisson, Image Holdings, Purchaser, and Lap Shun (John) Hui.

(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2009, by and among Image Holdings, Purchaser and InFocus (incorporated by reference to Exhibit 2.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(2)	Tender and Support Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, Nery Capital Partners, L.P., John D. Abouchar, Peter D. Behrendt, Michael R. Hallman, Robert B. Ladd, Bernard T. Marren, Robert G. O’Malley, Lisa K. Prentice, Steven E. Stark, and Joseph P. O’Sullivan (incorporated by reference to Exhibit 10.2 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(3)	Escrow Agreement, dated as of April 10, 2009, by and among Image Holdings, Purchaser, InFocus and Comerica Bank (incorporated by reference to Exhibit 10.1 to the pre-commencement Schedule 14D-9C filed by InFocus on April 13, 2009).

(d)(4)	Confidentiality Agreement, dated as October 28, 2008, between InFocus and Joui International, LLC.

(d)(5)	Confidentiality Agreement, dated as of January 5, 2009, between InFocus and Joui International, LLC.

(g)	Not applicable.

(h)	Not applicable.